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                              January 7, 2021

       Jeffrey H. Smulyan
       Chief Executive Officer
       Monument Circle Acquisition Corp.
       One EMMIS Plaza, 40 Monument Circle, Suite 700
       Indianapolis, IN 46204

                                                        Re: Monument Circle
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251627

       Dear Mr. Smulyan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed December 23, 2020

       Exhibit 3.2, page II-5

   1. We note your disclosure in your Registration Statement that your exclusive forum provision in your
amended and restated certificate of incorporation does not apply to actions arising under
the Exchange Act. Please also ensure that the exclusive forum provision in your
amended and restated certificate of incorporation states this clearly.
       Exhibit 4.4, page II-5

   2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the City of New York,
                                                        County of New York,
State of New York or the United States District Court for the
 Jeffrey H. Smulyan
Monument Circle Acquisition Corp.
January 7, 2021
Page 2
      Southern District of New York, and irrevocably submits to such
jurisdiction,    which
      jurisdiction shall be exclusive.    If this provision requires investors
in this offering to bring
      any such action, proceeding or claim in the courts of the City of New York, County of
      New York, State of New York or the United States District Court for the Southern District
      of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
      If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                              Sincerely,
FirstName LastNameJeffrey H. Smulyan
                                                              Division of
Corporation Finance
Comapany NameMonument Circle Acquisition Corp.
                                                              Office of Energy
& Transportation
January 7, 2021 Page 2
cc:       Raphael M. Russo
FirstName LastName